Exhibit 99.1

InMode Reports First Quarter 2024 Financial Results; Quarterly Revenue of $80.3M Represents
24% Year-Over-Year Decrease; Pro Forma Revenue (including new platform pre-orders not yet available) of $96M;
Company Announces Share Repurchase Program of Up to 8.37 Million Shares; and
Appoints New Chairman of the Board of Directors

YOKNEAM, Israel, May 2, 2024 - InMode Ltd. (Nasdaq: INMD) (“InMode”), a leading global provider of innovative medical technologies, today announced its consolidated financial results for the first quarter ended March 31, 2024.

First Quarter 2024 Highlights:
●
Quarterly GAAP revenue of $80.3 million, a decrease of 24% compared to the first quarter of 2023. InMode’s proprietary surgical technology platforms engaged in minimally invasive and subdermal ablative treatments represented 84% of its quarterly revenues, while 11% were derived from InMode’s traditional laser and non-invasive RF platforms and 5% were derived from InMode’s hands-free platforms. Pro-forma revenue (including pre-orders of new platforms not yet available) of $96 million.

●
GAAP net income of $23.7 million, compared to $40.5 million in the first quarter of 2023; *non-GAAP net income of $27.7 million, compared to $44.7 million in the first quarter of 2023.
**Pro-Forma Non-GAAP net income of $38.8 million.

●
GAAP diluted earnings per share of $0.28, compared to $0.47 in the first quarter of 2023; *non-GAAP diluted earnings per share of $0.32, compared to $0.52 in the first quarter of 2023.
**Pro-Forma Non-GAAP diluted earnings per share of $0.45.

●
Record quarterly revenues from consumables and service of $22.5 million, an increase of 13% compared to the first quarter of 2023.
Total cash position of $770.5 million as of March 31, 2024, including cash and cash equivalents, marketable securities, and short-term bank deposits.

U.S. GAAP Results (U.S. dollars in thousands, except for per share data)
	Q1 2024	Q1 2023
Revenues	$80,284	$106,074
Gross Margins	80%	83%
Net Income	$23,696	$40,505
Earnings per Diluted Share	$0.28	$0.47
*Non-GAAP Results (U.S. dollars in thousands, except for per share data)
	Q1 2024	Q1 2023
Gross Margins	80%	83%
Net Income	$27,679	$44,714
Earnings per Diluted Share	$0.32	$0.52
**Pro-Forma Non-GAAP Results (U.S. dollars in thousands, except for per share data)
	Q1 2024	Q1 2023
Revenue	$96,007	$106,074
Gross Margins	82%	83%
Net Income	$38,776	$44,714
Earnings per Diluted Share	$0.45	$0.52

*Please refer to “Use of Non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude share-based compensation adjustments.

** Pro-forma Non-GAAP results includes pre-orders of new platforms not yet available and excludes share-based compensation.

Management Comments

“This year started with pre-orders in the United States for our two new and advanced platforms: IgniteRF and Optimus Max, and we believe these platforms will play a significant role as growth catalysts for our company in the future,” said Moshe Mizrahy, Chief Executive Officer. “Although we were unable to set up manufacturing lines and build inventory for the new platforms fast enough to start delivery in the first quarter, we are working hard to promptly fulfill these orders. We anticipate delivery of open orders and building sufficient level of inventory by the second half of this year.

“We are happy to announce that our Board of Directors has approved another share repurchase program, authorizing the buyback of up to 8.37 million shares. This marks the third such program in just four years, underscoring our confidence in the Company’s future success and our commitment to enhancing shareholders’ value.

“I would like to welcome Dr. Michael Anghel as our new Chairman of the Board, beginning July 25, 2024. Dr. Anghel has been a board member since 2019, and we look forward to benefitting from his financial and strategical expertise,” Mizrahy concluded.

First Quarter 2024 Financial Results

Total GAAP revenues for the first quarter of 2024 reached $80.3 million, a decrease of 24% compared to $106.1 million in first quarter of 2023. Pro-forma revenue reached $96 million.

“During the first quarter, we began taking orders for some of our new platforms, though we are not able to recognize those sales as revenue until the pre-orders are delivered,” said Yair Malca, Chief Financial Officer. “We expect to report revenue from those orders over the next couple of quarters upon the delivery of the new platforms. We are encouraged by sales outside of North America in the first quarter, especially in Europe, where revenues reached a record number.”

GAAP and *Non-GAAP gross margin for the first quarter of 2024 was 80% compared to a gross margin of 83% for the first quarter of 2023. **Pro-forma Non-GAAP gross margin for the first quarter of 2024 was 82%.

GAAP operating margin for the first quarter of 2024 was 23%, compared to an operating margin of 39% in the first quarter of 2023. *Non-GAAP operating margin for the first quarter of 2024 was 27% compared to 43% for the first quarter of 2023. **Pro-forma Non-GAAP operating margin for the first quarter of 2024 was 35%. This decrease was primarily attributable to the decrease in systems sales in North America.

InMode reported GAAP net income of $23.7 million, or $0.28 per diluted share, in the first quarter of 2024, compared to $40.5 million, or $0.47 per diluted share, in the first quarter of 2023. On a *Non-GAAP basis, InMode reported net income of $27.7 million, or $0.32 per diluted share, in the first quarter of 2024, compared to $44.7 million, or $0.52 per diluted share, in the first quarter of 2023. **Pro-forma Non-GAAP net income of $38.8 million, or $0.45 per diluted share, in the first quarter of 2024.

2024 Financial Outlook

Management provided an outlook for the full year of 2024 ending December 31, 2024. Based on current estimates, management expects:

●	Full Year 2024 revenue to be $485 to $495 million compared to previous guidance of $495 million to $505 million

●	*Non-GAAP gross margin between 82% and 84% compared to previous guidance of 83% to 85%

●	*Non-GAAP income from operations between $169 million and $174 million compared to previous guidance of $217 million to $222 million

●	*Non-GAAP earnings per diluted share between $2.01 and $2.05 compared to previous guidance of $2.53 to $2.57

This outlook is not a guarantee of future performance, and stockholders should not rely on such forward-looking statements. See “Forward-Looking Statements” for additional information.

*Please refer to “Use of Non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude share-based compensation adjustments.

** Pro-forma Non-GAAP results includes pre-orders of new platforms not yet available and excludes share-based compensation.

The Current Situation in Israel

Regarding the current situation in Israel, management would like to assure investors that the Company is prioritizing the safety and well-being of its employees, and all its team are safe. However, an inability to promptly receive needed supplies and materials due to the ongoing and unpredictable nature of the conflict in Israel and the surrounding region may adversely impact our ability to commercialize and manufacture our product candidates and products in a timely manner. This could cause several delays and/or issues for our operations, which in turn would have a material adverse impact on our ability to commercialize our product candidates and our financial condition.

Use of Non-GAAP Financial Measures

In addition to InMode’s operating results presented in accordance with GAAP, this release contains certain non-GAAP financial measures including non-GAAP net income, non-GAAP earnings per diluted share, non-GAAP operating margin as well as Pro-forma Non-GAAP revenue, pro-forma Non-GAAP net income, pro-forma non-GAAP earnings per diluted share and pro-forma non-GAAP operating margin. Because these measures are used in InMode’s internal analysis of financial and operating performance, management believes they provide investors with greater transparency of its view of InMode’s economic performance. Management also believes the presentation of these measures, when analyzed in conjunction with InMode’s GAAP operating results, allows investors to more effectively evaluate and compare InMode’s performance to that of its peers, although InMode’s presentation of its non-GAAP measures may not be strictly comparable to the similarly titled measures of other companies. Schedules reconciling each of these non-GAAP financial measures are provided as a supplement to this release.

Conference Call Information

Mr. Moshe Mizrahy, Chief Executive Officer, Dr. Michael Kreindel, Co-Founder and Chief Technology Officer, Mr. Yair Malca, Chief Financial Officer, Mr. Shakil Lakhani, President of North America, and Dr. Spero Theodorou, Chief Medical Officer, will host a conference call today, May 02, 2024, at 8:30 a.m. Eastern Time to discuss the first quarter 2024 financial results.

The Company encourages participants to pre-register for the conference call using the following link:
https://dpregister.com/sreg/10187938/fc1d661e7a.

Callers will receive a unique dial-in number upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

For callers who opt out of pre-registration, please dial one of the following teleconferencing numbers. Please begin by placing your call 10 minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number.

U.S. Toll-Free Dial-in Number: 1-833-316-0562
Israel Toll- Free Dial-in Number: 1-80-921-2373
International Dial-in Number: 1-412-317-5736
Webcast URL: https://event.choruscall.com/mediaframe/webcast.html?webcastid=Q0VCLo65
At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time

The conference call will also be webcast live from a link on InMode's website at https://inmodemd.com/investors/events-presentations/. A replay of the conference call will be available from May 02, 2024, at 12 p.m. Eastern Time to May 16, 2024, at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in U.S TOLL-FREE: 1-877-344-7529
Replay Dial-in Canada TOLL-FREE: 855-669-9658
Replay Dial-in TOLL/INTERNATIONAL: 1-412-317-0088
Replay Pin Number: 9531570

To access the replay using an international dial-in number, please select the link below:
https://services.choruscall.com/ccforms/replay.html

A replay of the conference call will also be available for 90 days on InMode's website at https://inmodemd.com/investors/.

About InMode
InMode is a leading global provider of innovative medical technologies. InMode develops, manufactures, and markets devices harnessing novel radio frequency (“RF”) technology. InMode strives to enable new emerging surgical procedures as well as improve existing treatments. InMode has leveraged its medically accepted minimally invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology, and ophthalmology. For more information about InMode, please visit www.inmodemd.com.

Forward-Looking Statements

The information in this press release includes forward-looking statements within the meaning of the federal securities laws. These statements generally relate to future events or InMode's future financial or operating performance, including the 2024 revenue projection described above. Actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions that concern our expectations, strategic plans or intentions. Forward-looking statements are based on management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Consequently, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in InMode's Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 13, 2024, and our future public filings. InMode undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which pertain only as of the date of this press release.

Company Contact: Yair Malca Chief Financial Officer Phone: (949) 305-0108 Email: Yair.Malca@inmodemd.com	Investor Relations Contact: Miri Segal MS-IR LLC Email: ir@inmodemd.com

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended March 31,
	2024	2023
REVENUES	80,284	106,074
COST OF REVENUES	16,365	18,254
GROSS PROFIT	63,919	87,820
OPERATING EXPENSES:
Research and development	3,518	3,102
Sales and marketing	39,795	41,713
General and administrative	2,514	2,008
TOTAL OPERATING EXPENSES	45,827	46,823
OPERATIONS INCOME	18,092	40,997
Finance income, net	7,984	3,289
INCOME BEFORE INCOME TAXES	26,076	44,286
INCOME TAXES	2,380	3,781
NET INCOME	23,696	40,505

EARNINGS PER SHARE:
Basic	0.28	0.49
Diluted	0.28	0.47
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF EARNINGS PER SHARE (in thousands)
Basic	84,523	83,154
Diluted	85,965	85,387

INMODE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	March 31, 2024	December 31, 2023
Assets
CURRENT ASSETS:
Cash and cash equivalents	120,930	144,411
Marketable securities	390,782	373,647
Short-term bank deposits	258,829	223,547
Accounts receivable, net of allowance for credit losses	33,102	42,362
Prepaid expense and other receivables	18,939	16,268
Inventories	51,602	45,095
TOTAL CURRENT ASSETS	874,184	845,330
NON-CURRENT ASSETS:
Accounts receivable, net of allowance for credit losses	3,435	3,670
Deferred income tax asset	1,494	1,506
Operating lease right-of-use assets	9,593	9,698
Property and equipment, net	2,329	2,382
Other investments	700	700
TOTAL NON-CURRENT ASSETS	17,551	17,956
TOTAL ASSETS	891,735	863,286
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable	13,223	13,966
Contract liabilities	20,516	10,923
Other liabilities	31,256	39,247
TOTAL CURRENT LIABILITIES	64,995	64,136
NON-CURRENT LIABILITIES:
Contract liabilities	3,435	3,766
Other liabilities	1,657	1,399
Operating lease liabilities	6,213	6,613
TOTAL NON-CURRENT LIABILITIES	11,305	11,778
TOTAL LIABILITIES	76,300	75,914

TOTAL SHAREHOLDERS’ EQUITY	815,435	787,372
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	891,735	863,286

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended March 31,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	23,696	40,505
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	165	188
Share-based compensation expenses	3,983	4,209
Change in allowance for credit losses of trade receivable	187	(22)
Loss on marketable securities, net	29	-
Finance income, net	(4,757)	(1,512)
Deferred income taxes	(37)	19
Changes in operating assets and liabilities:
Decrease in accounts receivable	9,308	2,241
Increase in other receivables	(2,669)	(229)
Increase in inventories	(6,507)	(914)
Decrease in accounts payable	(743)	(4,255)
Decrease in other liabilities	(7,803)	(23,043)
Increase in contract liabilities (current and non-current)	9,262	3,926
Net cash provided by operating activities	24,114	21,113
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(31,297)	(3,000)
Proceeds from short-term deposits	-	3,000
Purchase of fixed assets	(112)	(341)
Purchase of marketable securities	(121,564)	(77,929)
Proceeds from sale of marketable securities	13,465	-
Proceeds from maturity of marketable securities	92,118	50,714
Net cash used in investing activities	(47,390)	(27,556)
CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of options	234	1,673
Net cash provided by financing activities	234	1,673
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(439)	191
NET DECREASE IN CASH AND CASH EQUIVALENTS	(23,481)	(4,579)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	144,411	97,540
CASH AND CASH EQUIVALENTS AT END OF PERIOD	120,930	92,961

Revision of prior period financial information

The Company revised certain items within the investing activities with no impact on the net cash used in investing activities. The items impacted were “Investment in short-term deposits” and “Proceeds from short-term deposits” which were decreased by $3,000 and “Purchase of marketable securities” and “Proceeds from maturity of marketable securities” which were decreased by $40,423.

These changes have no impact on our previously reported consolidated total cash flows from operating activities, financing activities and investing activities in the periods stated above as well as net income and net change in cash and cash equivalents.

The Company evaluated the materiality of the adjustments, individually and in the aggregate, considering both qualitative and quantitative factors, and concluded that it was immaterial to the Company’s prior periods' consolidated financial information. Since the revision was not material to any prior interim period or annual consolidated financial statements, no amendments to previously filed interim or annual periodic financial information was required. Consequently, the Company has revised the historical consolidated financial information presented herein for the impact of the above.

INMODE LTD.
CONDENSED CONSOLIDATED FINANCIAL HIGHLIGHTS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended March 31,
	2024			2023
Revenues by Category:

Capital Equipment revenues - United States	30,859	38%	49,751	47%
Capital Equipment revenues - International	26,923	34%	36,373	34%
Total Capital Equipment revenues	57,782	72%	86,124	81%
Consumables and service revenues	22,502	28%	19,950	19%
Total Revenue	80,284	100%	106,074	100%

	Three months ended March 31,
	2024			2023
	%			%
	United States	International	Total	United States	International	Total
Revenues by Technology:
Minimally Invasive	87	80	84	90	75	83
Hands-Free	8	3	5	8	6	8
Non-Invasive	5	17	11	2	19	9
	100	100	100	100	100	100

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
 INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended March 31, 2024			Three months ended March 31, 2023
	GAAP	Share Based Compensation	Non-GAAP	GAAP	Share Based Compensation	Non-GAAP
REVENUES	80,284	-	80,284	106,074	-	106,074
COST OF REVENUES	16,365	(409)	15,956	18,254	(354)	17,900
GROSS PROFIT	63,919	409	64,328	87,820	354	88,174
OPERATING EXPENSES:
Research and development	3,518	(428)	3,090	3,102	(501)	2,601
Sales and marketing	39,795	(2,883)	36,912	41,713	(3,038)	38,675
General and administrative	2,514	(263)	2,251	2,008	(316)	1,692
TOTAL OPERATING EXPENSES	45,827	(3,574)	42,253	46,823	(3,855)	42,968
OPERATIONS INCOME	18,092	3,983	22,075	40,997	4,209	45,206
Finance income, net	7,984	-	7,984	3,289	-	3,289
INCOME BEFORE INCOME TAXES	26,076	3,983	30,059	44,286	4,209	48,495
INCOME TAXES	2,380	-	2,380	3,781	-	3,781
NET INCOME	23,696	3,983	27,679	40,505	4,209	44,714

EARNINGS PER SHARE:
Basic	0.28		0.33	0.49		0.54
Diluted	0.28		0.32	0.47		0.52
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF EARNINGS PER SHARE (in thousands)
Basic	84,523		84,523	83,154		83,154
Diluted	85,965		86,563	85,387		85,878